UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For July 2014

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

Tel No: (011 31 70) 377 9111

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Royal Dutch Shell plc (Registrant)

By:	/s/ M. Edwards

	Name:	M. Edwards
	Title:	Deputy Company Secretary

Date: July 31, 2014

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	2

2ND QUARTER 2014 UNAUDITED RESULTS

•	Royal Dutch Shell’s second quarter 2014 earnings, on a current cost of supplies (CCS) basis (see Note 2), were $5.1 billion compared with $2.4 billion for the same quarter a year ago. Earnings included an identified net charge of $1.0 billion after tax, mainly reflecting impairments which were partly offset by divestment gains (see page 8).

•	Second quarter 2014 CCS earnings excluding identified items (see page 8) were $6.1 billion compared with $4.6 billion for the second quarter 2013, an increase of 33%.

•	Compared with the second quarter 2013, CCS earnings excluding identified items benefited from higher liquids production volumes and prices, the impact of the strengthening Australian dollar on a deferred tax liability, and higher contributions from Manufacturing. These items were partly offset by increased depreciation, higher costs, and the phasing of a dividend from an LNG venture into the third quarter of 2014.

•	Basic CCS earnings per share excluding identified items increased by 33% versus the same quarter last year.

•	Cash flow from operating activities for the second quarter 2014 was $8.6 billion, compared with $12.4 billion for the same quarter last year. Excluding working capital movements, cash flow from operating activities for the second quarter 2014 was $11.0 billion, compared with $8.4 billion for the second quarter 2013.

•	Capital investment for the second quarter 2014 was $8.5 billion. Net capital investment (see Note 2) for the second quarter 2014 was $1.1 billion, compared with $10.9 billion for the same period a year ago.

•	Total dividends distributed in the quarter were $3.0 billion, of which $1.0 billion were settled under the Scrip Dividend Programme. During the second quarter some 8.6 million A shares were bought back for cancellation for a consideration of $0.3 billion. Shell has now cancelled the Scrip Dividend Programme and scrip dividends will not be offered for the second quarter 2014 dividend.

•	Gearing at the end of the second quarter 2014 was 13.4%.

•	A second quarter 2014 dividend has been announced of $0.47 per ordinary share and $0.94 per American Depositary Share (“ADS”), an increase of 4% compared with the second quarter 2013.

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million	Half year
Q2 2014	Q1 2014	Q2 2013%[1]			2014	2013	%

5,307	4,509	1,737	+206	Income attributable to Royal Dutch Shell plc shareholders	9,816	9,913	–1
(160)	(44)	657		Current cost of supplies (CCS) adjustment for Downstream	(204)	432
5,147	4,465	2,394	+115	CCS earnings	9,612	10,345	–7
(979)	(2,862)	(2,206)		Identified items[2]	(3,841)	(1,775)
6,126	7,327	4,600	+33	CCS earnings excluding identified items	13,453	12,120	+11
				Of which:
4,722	5,710	3,526		Upstream	10,432	9,174
1,347	1,575	1,168		Downstream	2,922	3,016
57	42	(94)		Corporate and Non-controlling interest	99	(70)

8,641	13,984	12,444	–31	Cash flow from operating activities	22,625	24,003	–6

0.81	0.71	0.38	+113	Basic CCS earnings per share ($)	1.52	1.64	–7
1.62	1.42	0.76		Basic CCS earnings per ADS ($)	3.04	3.28
0.97	1.17	0.73	+33	Basic CCS earnings per share excl. identified items ($)	2.13	1.92	+11
1.94	2.34	1.46		Basic CCS earnings per ADS excl. identified items ($)	4.26	3.84

0.47	0.47	0.45	+4	Dividend per share ($)	0.94	0.90	+4
0.94	0.94	0.90		Dividend per ADS ($)	1.88	1.80

[1]	Q2 on Q2 change
[2]	See page 8

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	3

Royal Dutch Shell Chief Executive Officer Ben van Beurden commented:

“We are making progress with the priorities I set out at the start of 2014: to balance growth and returns by focusing on better financial performance, enhanced capital efficiency, and continued strong project delivery.

Shell’s strategy is founded on technological expertise, disciplined capital investment, integrated operations, and large scale. This is underpinned by an unrelenting focus on safety. We aim to grow cash flow through the cycle and deliver competitive shareholder returns.

I am determined to get a tighter grip on business performance management in the company, and improve the balance between growth and returns.

Our financial performance for the second quarter of 2014 was more robust than year-ago levels but I want to see stronger, more competitive results right across the company, particularly in Oil Products and North America resources plays. Improvement of financial performance in these two parts of the business will take time, but I see early momentum, which we must maintain.

Sharper accountability in the company means that we are targeting our growth investment more effectively, focusing on areas of the business where performance improvement is most needed, and driving asset sales in non-strategic positions.

The impairments we have announced today in Upstream Americas reflect the restructuring of Shell’s resources plays portfolio. We see attractive growth opportunities there such as natural gas integration and liquids-rich shales.

We are taking firm actions to improve Shell’s capital efficiency by selling selected assets and making tougher project decisions. We have completed some $8 billion of asset sales so far in 2014. This represents good progress towards our targets to focus the portfolio, and to maintain the financial framework in robust health.

We’ve continued to ramp up production at Mars B in the Gulf of Mexico – part of Shell’s industry-leading deep-water portfolio – and our exploration programme is delivering, with new finds in the Gulf of Mexico and Malaysia.

Our dividend for the second quarter of 2014 is 4% up from year-ago levels. We are expecting some $7 – $8 billion of share buybacks for 2014 and 2015 combined, of which $1.6 billion were completed in the first half of this year. These expected buybacks and dividend distributions are expected to exceed $30 billion over the two-year period. All of this underlines the company’s recent improved performance and future potential.”

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	4

SECOND QUARTER 2014 PORTFOLIO DEVELOPMENTS1

Upstream

Shell continued to divest non-strategic Upstream positions during the second quarter of 2014 with divestment proceeds totalling some $6.5 billion.

During the quarter Shell completed a sell-down of 78.27 million shares in Woodside Petroleum Limited (“Woodside”) in Australia for a consideration of $3 billion, reducing Shell’s interest from 23% to approximately 14%.

Also in Australia, Shell completed the sale of its 8% interest in the Wheatstone-lago joint venture and its 6.4% interest in the 8.9 million tonnes per annum (“mtpa”) Wheatstone LNG project, which is under development, to the Kuwait Foreign Petroleum Exploration Company for $1.5 billion.

In Brazil, Shell completed the sale of its 23% interest in the Shell-operated deep-water project BC-10 to Qatar Petroleum International for a consideration of $1.2 billion.

In Canada, Shell agreed to divest its 100% interest in the Orion Steam Assisted Gravity Drainage (“SAGD”) project, currently producing approximately six thousand barrels of oil equivalent per day (“boe/d”), to Osum Oil Sands Corp for a consideration of some $0.3 billion, subject to closing. The deal is expected to close in the third quarter 2014.

Also in Canada, Shell signed a binding agreement to sell its entire interest in the Burnt Timber, Hunter Valley and Panther River gas fields and associated infrastructure (current production of approximately four thousand boe/d) to CQ Energy Partnership for a consideration of some $50 million. The Burnt Timber Gas Plant is not included in the sale and ceased operations in the second quarter 2014.

Shell also agreed to sell its interest in a portion of its dry gas Deep Basin assets in Canada (current production of some seven thousand boe/d) to Mapan Energy Ltd. for a consideration of some $0.1 billion, subject to closing.

In Japan, Shell announced that it will begin supplying liquefied natural gas (“LNG”) to one of Japan’s leading electric companies from October 2014. The deal, with Chubu Electric, includes an agreement to supply up to 12 cargoes of LNG a year (0.7 mtpa) for the next 20 years.

In the United States, Shell completed the divestment of its 100% interest in approximately 106,000 net acres of the Eagle Ford liquids-rich shale (“LRS”) asset (current production of some 20 thousand boe/d) to Sanchez Energy Corporation for a consideration of some $0.6 billion. The agreement is effective from January 1, 2014.

Also in the United States, Shell completed the sale of its 50% interest in approximately 312,000 net acres in the Niobrara and Sandwash basins for a consideration of some $90 million.

In the United Kingdom North Sea, Shell is considering the sale of the Anasuria, Nelson and Sean late life assets, currently producing some 14 thousand boe/d.

During the quarter, in Shell’s heartlands exploration programme Shell announced an oil discovery in the Norphlet play in the deep waters of the Gulf of Mexico with the successful Rydberg exploration well (Shell interest 57.2%). As previously reported, Shell participated in the non-operated Rosmari-1 discovery (Shell interest 85%) offshore Malaysia during the quarter, adding new gas resources.

Shell had continued success with near-field exploration discoveries in a number of countries.

As part of its global exploration programme, Shell added new acreage positions following successful bidding results in New Zealand, the Netherlands and the Gulf of Mexico in the United States.

During the second quarter Shell entered the front end engineering and design (“FEED”) phase on the key non-operated project Val d’Agri Phase 2 (Shell interest 39%) in Italy. This project is expected to deliver peak production of some 65 thousand boe/d after coming on-stream.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	5

In Upstream Americas resources plays (shale oil and gas), we have completed a new bottom up review of our portfolio and strategy. The majority of near-term investments will be directed at North America liquids-rich shales, focused on appraisal in Western Canada and the Permian. Major divestments of non-core liquids-rich shales positions are now complete. In Western Canada dry gas, the company has long-term growth potential related to LNG opportunities. Shell’s Lower 48 dry gas positions, where we have established production and further exploration potential, remain under review and could potentially be the subject of further impairments and/or asset sales.

Downstream

Downstream divestment proceeds totalled some $0.9 billion for the second quarter 2014.

In the United States, Shell announced that its wholly-owned subsidiary, Shell Midstream Partners, L.P., has filed a Registration Statement on Form S-1 with the U.S. Securities and Exchange Commission related to the proposed initial public offering of common units representing limited partner interests. Shell intends to apply to list the common units on the New York Stock Exchange under the ticker symbol “SHLX”. The offering is expected to occur in the second half of 2014.

In July, Shell signed an agreement to become the first customer of new, dedicated LNG for transport infrastructure planned at the Port of Rotterdam in the Netherlands. Shell has committed to buy capacity from the Gate terminal, which has enabled investment in the terminal expansion. This agreement is expected to increase availability of LNG as a transport fuel for vessels in northwest Europe.

[1]	See pages 22 and 23 for first quarter 2014 portfolio developments.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	6

KEY FEATURES OF THE SECOND QUARTER 2014

•	Second quarter 2014 CCS earnings (see Note 2) were $5,147 million, 115% higher than for the same quarter a year ago. Second quarter 2014 earnings included an identified net charge of $1.0 billion after tax, mainly reflecting impairments which were partly offset by divestment gains (see page 8).

•	Second quarter 2014 CCS earnings excluding identified items (see page 8) were $6,126 million compared with $4,600 million for the second quarter 2013, an increase of 33%.

•	Compared with the second quarter 2013, CCS earnings excluding identified items benefited from higher liquids production volumes and prices, the impact of the strengthening Australian dollar on a deferred tax liability, and higher contributions from Manufacturing. These items were partly offset by increased depreciation, higher costs, and the phasing of a dividend from an LNG venture into the third quarter of 2014.

•	Basic CCS earnings per share increased by 113% versus the same quarter a year ago.

•	Basic CCS earnings per share excluding identified items increased by 33% versus the same quarter a year ago.

•	Cash flow from operating activities for the second quarter 2014 was $8.6 billion, compared with $12.4 billion for the same quarter last year. Excluding working capital movements, cash flow from operating activities for the second quarter 2014 was $11.0 billion, compared with $8.4 billion for the same quarter last year.

•	Net capital investment (see Note 2) for the second quarter 2014 was $1.1 billion. Capital investment for the second quarter 2014 was $8.5 billion and divestment proceeds were $7.4 billion.

•	Total dividends distributed in the second quarter 2014 were $3.0 billion of which $1.0 billion were settled by issuing some 26.6 million A shares under the Scrip Dividend Programme for the first quarter 2014 dividend.

•	Under our share buyback programme some 8.6 million A shares were bought back for cancellation during the second quarter 2014 for a consideration of $0.3 billion.

•	Return on average capital employed on a reported income basis (see Note 8) was 7.9% at the end of the second quarter 2014, versus 12.1% at the end of the second quarter 2013.

•	Gearing was 13.4% at the end of the second quarter 2014 versus 10.3% at the end of the second quarter 2013.

•	Oil and gas production for the second quarter 2014 was 3,077 thousand boe/d, in line with the second quarter 2013. Excluding the impact of divestments, Abu Dhabi license expiry, PSC price effects, and security impacts in Nigeria, second quarter 2014 production was 4% higher than for the same period last year.

•	Equity sales of LNG of 6.00 million tonnes for the second quarter 2014 were 28% higher than for the same quarter a year ago.

•	Oil products sales volumes for the second quarter 2014 were 4% higher than for the second quarter 2013. Chemicals sales volumes for the second quarter 2014 increased by 4% compared with the same quarter a year ago.

•	Supplementary financial and operational disclosure for the second quarter 2014 is available at www.shell.com/investor.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	7

SUMMARY OF IDENTIFIED ITEMS

Earnings for the second quarter 2014 reflected the following items, which in aggregate amounted to a net charge of $979 million (compared with a net charge of $2,206 million for the second quarter 2013), as summarised in the table below:

•	Upstream earnings included a net charge of $902 million, reflecting impairments of $1,943 million, predominantly related to dry gas properties in the United States, triggered by a reduced capital allocation to these assets. These were partly offset by divestment gains of $1,230 million mainly related to Wheatstone and the sell-down of 78.27 million shares in Woodside. Identified items also included a net charge on fair value accounting of commodity derivatives and certain gas contracts of $44 million and a net charge of $145 million for other items, mainly comprised of a tax charge on an asset transfer. Upstream earnings for the second quarter 2013 included a net charge of $1,845 million.

•	Downstream earnings included a net charge of $76 million, reflecting a net charge on fair value accounting of commodity and derivatives of $50 million, a net impairment charge of $35 million, and a net charge of $119 million for other items, mainly related to a prior year sale obligation. These items were partly offset by gains on divestments of $128 million. Downstream earnings for the second quarter 2013 included a net charge of $365 million.

•	Corporate results and Non-controlling interest included a net charge of $1 million. Earnings for the second quarter 2013 included a net gain of $4 million.

SUMMARY OF IDENTIFIED ITEMS

Quarters			$ million	Half year
Q2 2014	Q1 2014[1]	Q2 2013		2014	2013
			Segment earnings impact of identified items:
(902)	(283)	(1,845)	Upstream	(1,185)	(1,672)
(76)	(2,580)	(365)	Downstream	(2,656)	(525)
(1)	1	4	Corporate and Non-controlling interest	0	422
(979)	(2,862)	(2,206)	Earnings impact	(3,841)	(1,775)

[1]	See page 23

These identified items are shown to provide additional insight into segment earnings and income attributable to shareholders. They include the full impact on Shell’s CCS earnings of the following items:

•	Divestment gains and losses

•	Impairments

•	Fair value accounting of commodity derivatives and certain gas contracts (see Note 7)

•	Redundancy and restructuring

Further items may be identified in addition to the above.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	8

EARNINGS BY BUSINESS SEGMENT

UPSTREAM

Quarters				$ million	Half year
Q2 2014	Q1 2014	Q2 2013%[1]			2014	2013	%

4,722	5,710	3,526	+34	Upstream earnings excluding identified items	10,432	9,174	+14
3,820	5,427	1,681	+127	Upstream earnings	9,247	7,502	+23

8,919	9,075	8,143	+10	Upstream cash flow from operating activities	17,994	17,848	+1

562	9,340	9,549	–94	Upstream net capital investment	9,902	16,919	–41

1,499	1,481	1,502	0	Liquids production available for sale (thousand b/d)	1,490	1,570	–5
9,153	10,227	9,050	+1	Natural gas production available for sale (million scf/d)	9,687	10,085	–4

3,077	3,245	3,062	0	Total production available for sale (thousand boe/d)	3,160	3,309	–5

6.00	6.09	4.68	+28	Equity sales of LNG (million tonnes)	12.09	9.83	+23

[1]	Q2 on Q2 change

Second quarter Upstream earnings excluding identified items were $4,722 million compared with $3,526 million a year ago. Identified items were a net charge of $902 million, compared with a net charge of $1,845 million for the second quarter 2013 (see page 8).

Compared with the second quarter 2013, earnings excluding identified items benefited from higher liquids production volumes and prices, including contributions from Deepwater in the Americas, Iraq, and Integrated Gas, as well as the impact of the strengthening Australian dollar on a deferred tax liability. These items were partly offset by increased depreciation, higher costs, and the phasing of a dividend from an LNG venture into the third quarter of 2014.

Global liquids realisations were 3% higher than for the second quarter 2013. Global natural gas realisations were 8% lower than for the same quarter a year ago, with a 16% increase in the Americas and a 15% decrease outside the Americas.

Second quarter 2014 production was 3,077 thousand boe/d compared with 3,062 thousand boe/d a year ago. Liquids production was in line with the second quarter 2013 and natural gas production increased by 1%. Excluding the impact of divestments, Abu Dhabi license expiry, PSC price effects, and security impacts in Nigeria, second quarter 2014 production was 4% higher than for the same period last year.

The continuing ramp-up of fields and new field start-ups, in particular Majnoon in Iraq and Mars B in the Gulf of Mexico, contributed some 140 thousand boe/d to production for the second quarter 2014, more than offsetting the impact of field declines. Production also benefited from a number of new wells in existing fields and improved well performance in the Gulf of Mexico.

Equity sales of LNG of 6.00 million tonnes increased by 28% compared to the same quarter a year ago, mainly reflecting the contribution from the acquisition of Repsol’s LNG business and decreased feedgas disruptions in Nigeria.

Half year Upstream earnings excluding identified items were $10,432 million compared with $9,174 million for the first half year 2013. Identified items were a net charge of $1,185 million, compared with a net charge of $1,672 million for the first half year 2013 (see page 8).

Compared with the first half year 2013, Upstream earnings excluding identified items reflected increased liquids production volumes and prices, including contributions from Iraq, Deepwater in the Americas, and Integrated Gas, gas trading results as well as the strengthening Australian dollar on a deferred tax liability. Earnings were impacted by increased depreciation, higher costs and well write-offs.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	9

Global liquids realisations were in line with the first half year 2013. Global natural gas realisations were 2% lower than for the first half year 2013, with a 32% increase in the Americas and a 9% decrease outside the Americas.

Half year 2014 production was 3,160 thousand boe/d compared with 3,309 thousand boe/d for the same period a year ago. Liquids production was down 5% and natural gas production decreased by 4% compared with the first half year 2013. Excluding the impact of divestments, Abu Dhabi license expiry, PSC price effects, security impacts in Nigeria and the NAM curtailment, first half year 2014 production was in line with the same period last year.

Equity sales of LNG of 12.09 million tonnes were 23% higher than for the first half year 2013, reflecting the contribution from the acquisition of Repsol’s LNG business and decreased feedgas disruptions in Nigeria, partly offset by higher planned maintenance at some LNG plants.

DOWNSTREAM

Quarters				$ million	Half year
Q2 2014	Q1 2014	Q2 2013%[1]			2014	2013	%

1,347	1,575	1,168	+15	Downstream CCS earnings excluding identified items	2,922	3,016	–3
1,271	(1,005)	803	+58	Downstream CCS earnings	266	2,491	–89

262	3,145	3,761	–93	Downstream cash flow from operating activities	3,407	4,126	–17

543	776	1,328	–59	Downstream net capital investment	1,319	2,148	–39

3,034	2,965	2,914	+4	Refinery processing intake (thousand b/d)	3,000	2,902	+3

6,453	6,319	6,212	+4	Oil products sales volumes (thousand b/d)	6,386	6,109	+5

4,387	4,285	4,211	+4	Chemicals sales volumes (thousand tonnes)	8,672	8,354	+4

[1]	Q2 on Q2 change

Second quarter Downstream earnings excluding identified items were $1,347 million compared with $1,168 million for the second quarter 2013. Identified items were a net charge of $76 million, compared with a net charge of $365 million for the second quarter 2013 (see page 8).

Compared with the second quarter 2013, Downstream earnings excluding identified items benefited from higher contributions from Manufacturing. This was despite weaker refining industry conditions, in particular in Asia and Europe. Earnings were impacted by increased costs resulting from one-off provisions, and lower contributions from trading and supply activities. Contributions from Chemicals were higher as a result of improved base chemicals industry conditions mainly in North America as well as lower planned maintenance, partly offset by weaker intermediates industry conditions.

Downstream cash flow from operating activities was impacted by negative working capital movements in Oil Products primarily driven by inventory effects.

Refinery intake volumes were 4% higher compared with the same quarter last year, mainly as a result of improved operational performance. Refinery availability increased to 94% compared with 92% in the second quarter 2013.

Oil products sales volumes increased by 4% compared with the same period a year ago reflecting higher trading volumes partly offset by lower marketing volumes.

Chemicals sales volumes increased by 4% compared with the same quarter last year, mainly as a result of higher utilisation. Chemicals manufacturing plant availability increased to 90% from 88% for the second quarter 2013, as a result of lower planned maintenance, partly offset by higher unplanned maintenance.

Half year Downstream earnings excluding identified items were $2,922 million compared with $3,016 million for the first half year 2013. Identified items were a net charge of $2,656 million, compared with a net charge of $525 million for the first half year 2013 (see page 8).

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	10

Compared with the first half year 2013, Downstream earnings excluding identified items were impacted by lower contributions from trading and supply and weaker refining industry conditions in Asia and Europe. These items were partly offset by a stronger refining margin environment in the United States Gulf Coast and improved refining operational performance. Contributions from Chemicals were higher as a result of improved base chemicals industry conditions primarily in North America as well as lower planned maintenance, partly offset by weaker intermediates industry conditions.

Refinery intake volumes were 3% higher compared with the first half year 2013, mainly as a result of improved operational performance. Refinery availability increased to 93% from 92% for the same period a year ago.

Oil products sales volumes increased by 5% compared with the same period a year ago, mainly as a result of higher trading volumes partly offset by lower marketing volumes.

Chemicals sales volumes increased by 4% compared with the first half year 2013, mainly as a result of higher utilisation. Chemicals manufacturing plant availability increased to 93% from 90% for the first half year 2013, as a result of lower planned maintenance, partly offset by higher unplanned maintenance.

CORPORATE AND NON-CONTROLLING INTEREST

Quarters			$ million	Half year
Q2 2014	Q1 2014	Q2 2013		2014	2013

57	42	(94)	Corporate and Non-controlling interest excl. identified items	99	(70)
			Of which:
101	76	(77)	Corporate	177	11
(44)	(34)	(17)	Non-controlling interest	(78)	(81)

56	43	(90)	Corporate and Non-controlling interest	99	352

Second quarter Corporate results and Non-controlling interest excluding identified items were a gain of $57 million, compared with a loss of $94 million for the same period last year. Identified items for the second quarter 2014 were a net charge of $1 million, whereas earnings for the second quarter 2013 included a net gain of $4 million (see page 8).

Compared with the second quarter 2013, Corporate results excluding identified items mainly reflected favourable currency exchange rate effects, higher tax credits, and lower costs, partly offset by increased net interest expense.

Half year Corporate results and Non-controlling interest excluding identified items were a gain of $99 million compared with a loss of $70 million for the first half year 2013. Identified items for the first half year 2014 offset to nil, compared with a net gain of $422 million for the first half year 2013 (see page 8).

Compared with the first half year 2013, Corporate results excluding identified items mainly reflected favourable currency exchange rate effects and lower costs, partly offset by higher net interest expense.

FORTHCOMING EVENTS

On September 5, 2014 an Investor Day will be held in New York, United States.

Third quarter 2014 results and third quarter 2014 dividend are scheduled to be announced on October 30, 2014.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	11

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

Quarters				$ million	Half year
Q2 2014	Q1 2014	Q2 2013%[1]			2014	2013	%
111,222	109,658	112,669		Revenue	220,880	225,479
1,716	2,070	1,433		Share of profit of joint ventures and associates	3,786	3,736
2,336	351	246		Interest and other income	2,687	647

115,274	112,079	114,348		Total revenue and other income	227,353	229,862

85,296	83,835	88,901		Purchases	169,131	175,504
7,839	7,179	7,000		Production and manufacturing expenses	15,018	13,458
3,755	3,434	3,661		Selling, distribution and administrative expenses	7,189	7,248
274	283	305		Research and development	557	599
1,128	927	1,228		Exploration	2,055	1,876
7,354	7,424	7,502		Depreciation, depletion and amortisation	14,778	11,727
505	452	379		Interest expense	957	780
9,123	8,545	5,372	+70	Income before taxation	17,668	18,670	–5
3,778	4,003	3,631		Taxation	7,781	8,703
5,345	4,542	1,741	+207	Income for the period	9,887	9,967	–1
38	33	4		Income attributable to non-controlling interest	71	54
5,307	4,509	1,737	+206	Income attributable to Royal Dutch Shell plc shareholders	9,816	9,913	–1

[1]	Q2 on Q2 change

EARNINGS PER SHARE

Quarters			$	Half year
Q2 2014	Q1 2014	Q2 2013		2014	2013
0.84	0.72	0.28	Basic earnings per share	1.56	1.57
0.84	0.72	0.27	Diluted earnings per share	1.56	1.57

SHARES1

Quarters			Millions	Half year
Q2 2014	Q1 2014	Q2 2013		2014	2013
			Weighted average number of shares as the basis for:
6,323.0	6,287.8	6,313.7	Basic earnings per share	6,305.5	6,311.3
6,323.4	6,288.9	6,316.9	Diluted earnings per share	6,305.8	6,314.6

6,341.7	6,321.8	6,296.0	Shares outstanding at the end of the period	6,341.7	6,296.0

[1]	Royal Dutch Shell plc ordinary shares of €0.07 each

Notes 1 to 6 are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	12

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Half year
Q2 2014	Q1 2014	Q2 2013		2014	2013
5,345	4,542	1,741	Income for the period	9,887	9,967
			Other comprehensive income net of tax:
			Items that may be reclassified to income in later periods:
591	(551)	(1,024)	- Currency translation differences	40	(2,676)
(182)	28	(71)	- Unrealised (losses)/gains on securities	(154)	(40)
(18)	19	142	- Cash flow hedging (losses)/gains	1	155
5	(7)	(29)	- Share of other comprehensive income/(loss) of joint ventures and associates	(2)	(85)

396	(511)	(982)	Total	(115)	(2,646)

			Items that are not reclassified to income in later periods:
(253)	(546)	584	- Retirement benefits remeasurements	(799)	2,020

(253)	(546)	584	Total	(799)	2,020

143	(1,057)	(398)	Other comprehensive income/(loss) for the period	(914)	(626)
5,488	3,485	1,343	Comprehensive income for the period	8,973	9,341
48	29	(22)	Comprehensive income/(loss) attributable to non-controlling interest	77	3
5,440	3,456	1,365	Comprehensive income attributable to Royal Dutch Shell plc shareholders	8,896	9,338

Notes 1 to 6 are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	13

CONDENSED CONSOLIDATED BALANCE SHEET

	$ million
	Jun 30, 2014	Mar 31, 2014	Dec 31, 2013

Assets
Non-current assets:
Intangible assets[1]	7,423	7,482	4,394
Property, plant and equipment	193,069	194,608	191,897
Joint ventures and associates	34,455	35,909	34,613
Investments in securities	4,647	4,761	4,715
Deferred tax	6,557	6,177	5,785
Retirement benefits	3,439	3,197	3,574
Trade and other receivables	9,121	10,036	9,191
	258,711	262,170	254,169

Current assets:
Inventories	31,361	28,829	30,009
Trade and other receivables	65,225	63,670	63,638
Cash and cash equivalents[1]	15,419	11,924	9,696
	112,005	104,423	103,343

Total assets	370,716	366,593	357,512

Liabilities
Non-current liabilities:
Debt[1]	38,901	41,236	36,218
Trade and other payables	4,167	4,281	4,065
Deferred tax	11,950	11,882	11,943
Retirement benefits	11,967	11,385	11,182
Decommissioning and other provisions	22,714	22,298	19,698
	89,699	91,082	83,106

Current liabilities:
Debt[1]	5,221	4,493	8,344
Trade and other payables	72,495	70,738	70,112
Taxes payable	13,542	13,488	11,173
Retirement benefits	389	387	382
Decommissioning and other provisions	3,257	3,275	3,247
	94,904	92,381	93,258

Total liabilities	184,603	183,463	176,364

Equity attributable to Royal Dutch Shell plc shareholders	185,015	182,028	180,047

Non-controlling interest	1,098	1,102	1,101

Total equity	186,113	183,130	181,148

Total liabilities and equity	370,716	366,593	357,512

[1]	See Note 6

Notes 1 to 6 are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	14

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Share capital	Shares held in trust	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2014	542	(1,932)	(2,037)	183,474	180,047	1,101	181,148
Comprehensive income for the period	—	—	(920)	9,816	8,896	77	8,973
Capital contributions from, and other changes in, non-controlling interest	—	—	—	3	3	(7)	(4)
Dividends paid	—	—	—	(5,862)	(5,862)	(73)	(5,935)
Scrip dividends[1]	6	—	(6)	2,399	2,399	—	2,399
Repurchases of shares[2]	(4)	—	4	(1,028)	(1,028)	—	(1,028)
Shares held in trust: net sales/(purchases) and dividends received	—	809	—	56	865	—	865
Share-based compensation	—	—	(305)	—	(305)	—	(305)
At June 30, 2014	544	(1,123)	(3,264)	188,858	185,015	1,098	186,113

At January 1, 2013	542	(2,287)	(3,752)	180,246	174,749	1,433	176,182
Comprehensive income for the period	—	—	(575)	9,913	9,338	3	9,341
Capital contributions from, and other changes in, non-controlling interest	—	—	—	—	—	(2)	(2)
Dividends paid	—	—	—	(5,598)	(5,598)	(80)	(5,678)
Scrip dividends[1]	4	—	(4)	1,647	1,647	—	1,647
Repurchases of shares[2]	(6)	—	6	(3,077)	(3,077)	—	(3,077)
Shares held in trust: net sales/(purchases) and dividends received	—	559	—	59	618	—	618
Share-based compensation	—	—	(430)	(380)	(810)	—	(810)
At June 30, 2013	540	(1,728)	(4,755)	182,810	176,867	1,354	178,221

[1]	Under the Scrip Dividend Programme some 64.6 million A shares, equivalent to $2.4 billion, were issued during the first half year 2014 and some 49.2 million A shares, equivalent to $1.6 billion, were issued during the first half year 2013. On May 22, 2014, Shell announced the cancellation of its Scrip Dividend Programme with effect from the second quarter 2014 interim dividend onwards.
[2]	Includes shares committed to repurchase and repurchases subject to settlement at the end of the quarter

Notes 1 to 6 are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	15

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Half year
Q2 2014	Q1 2014	Q2 2013		2014	2013

			Cash flow from operating activities
5,345	4,542	1,741	Income for the period	9,887	9,967
			Adjustment for:
4,336	4,400	4,048	- Current taxation	8,736	8,940
468	378	301	- Interest expense (net)	846	658
7,355	7,424	7,502	- Depreciation, depletion and amortisation	14,779	11,727
(2,203)	41	(44)	- Net (gains)/losses on sale of assets	(2,162)	(257)
(2,335)	875	4,085	- (Increase)/decrease in working capital	(1,460)	4,119
(1,716)	(2,070)	(1,433)	- Share of profit of joint venture and associates	(3,786)	(3,736)
1,768	1,507	2,703	- Dividends received from joint ventures and associates	3,275	3,945
(396)	(308)	(845)	- Deferred taxation, retirement benefits, decommissioning and other provisions	(704)	(856)
399	529	784	- Other	928	811
13,021	17,318	18,842	Net cash from operating activities (pre-tax)	30,339	35,318

(4,380)	(3,334)	(6,398)	Taxation paid	(7,714)	(11,315)

8,641	13,984	12,444	Net cash from operating activities	22,625	24,003

			Cash flow from investing activities
(7,872)	(7,397)	(8,987)	Capital expenditure[1]	(15,269)	(16,849)
(493)	(889)	(291)	Investments in joint ventures and associates	(1,382)	(663)
3,539	306	319	Proceeds from sales of assets	3,845	701
3,671	56	63	Proceeds from sales of joint ventures and associates	3,727	217
188	152	(347)	Other investments (net)	340	(327)
31	58	71	Interest received	89	107
(936)	(7,714)	(9,172)	Net cash used in investing activities	(8,650)	(16,814)

			Cash flow from financing activities
(1,397)	(1,297)	(370)	Net decrease in debt with maturity period within three months	(2,694)	(237)
140	3,195	198	Other debt: New borrowings	3,335	378
(251)	(2,933)	(3,556)	Repayments	(3,184)	(5,741)
(398)	(368)	(176)	Interest paid	(766)	(334)
(13)	—	8	Change in non-controlling interest	(13)	1
			Cash dividends paid to:
(1,964)	(1,499)	(2,043)	- Royal Dutch Shell plc shareholders	(3,463)	(3,951)
(45)	(28)	(59)	- Non-controlling interest	(73)	(80)
(346)	(1,241)	(1,934)	Repurchases of shares	(1,587)	(2,479)
90	123	(432)	Shares held in trust: net (purchases)/sales and dividends received	213	(442)
(4,184)	(4,048)	(8,364)	Net cash used in financing activities	(8,232)	(12,885)

(26)	6	18	Currency translation differences relating to cash and cash equivalents	(20)	(314)
3,495	2,228	(5,074)	Increase/(decrease) in cash and cash equivalents	5,723	(6,010)

11,924	9,696	17,614	Cash and cash equivalents at beginning of period	9,696	18,550

15,419	11,924	12,540	Cash and cash equivalents at end of period	15,419	12,540

[1]	See Note 6

Notes 1 to 6 are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	16

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These unaudited Condensed Consolidated Interim Financial Statements (“Interim Statements”) of Royal Dutch Shell plc and its subsidiaries (collectively referred to as Shell) have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union and as issued by the International Accounting Standards Board and on the basis of the same accounting principles as, and should be read in conjunction with, the Annual Report and Form 20-F for the year ended December 31, 2013 (pages 105 to 110) as filed with the U.S. Securities and Exchange Commission.

Shell’s operating plan for the foreseeable future demonstrates its ability to operate its cash-generating activities, selling products to a diversified customer base. These activities are expected to generate sufficient cash to enable Shell to service its financing requirements, pay dividends and fund its investing activities. As a result, the Directors have a reasonable expectation that Shell has adequate resources to continue in operational existence for the foreseeable future and continue to adopt the going concern basis of accounting in preparing the financial statements contained in this Report.

The financial information presented in the Interim Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006. Statutory accounts for the year ended December 31, 2013 were published in Shell’s Annual Report and a copy was delivered to the Registrar of Companies in England and Wales. The auditors’ report on those accounts was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Companies Act 2006.

2.	Segment information

Segment earnings are presented on a current cost of supplies basis (CCS earnings). On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts.

Net capital investment (see Note 9) is defined as capital expenditure as reported in the Condensed Consolidated Statement of Cash Flows, adjusted for: proceeds from disposals (excluding other investments (net) in the Corporate segment); exploration expense excluding exploration wells written off; investments in joint ventures and associates; and leases and other items.

CCS earnings and net capital investment information are the dominant measures used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance.

Information by business segment:

Quarters		$ million	Half year
Q2 2014	Q2 2013		2014	2013
		Third-party revenue
10,658	12,085	Upstream	23,671	24,461
100,548	100,534	Downstream	197,151	200,943
16	50	Corporate	58	75

111,222	112,669	Total third-party revenue	220,880	225,479

		Inter-segment revenue
12,621	10,353	Upstream	24,872	22,495
463	158	Downstream	1,071	401
—	—	Corporate	—	—

		Segment earnings
3,820	1,681	Upstream[1]	9,247	7,502
1,271	803	Downstream[2]	266	2,491
100	(73)	Corporate	177	418

5,191	2,411	Total segment earnings	9,690	10,411

[1]	Second quarter 2014 Upstream earnings included an impairment charge of $1,943 million after taxation, partly offset by divestment gains of $1,230 million after taxation. Second quarter 2013 Upstream earnings included an impairment charge of $2,071 million after taxation.
[2]	First quarter 2014 Downstream earnings included an impairment charge of $2,284 million related to refineries in Asia and Europe.

Quarters		$ million	Half year
Q2 2014	Q2 2013		2014	2013
5,191	2,411	Total segment earnings	9,690	10,411

		Current cost of supplies adjustment:
151	(794)	Purchases	143	(681)
(42)	218	Taxation	(43)	190
45	(94)	Share of profit of joint ventures and associates	97	47
5,345	1,741	Income for the period	9,887	9,967

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	17

3.	Share capital

Issued and fully paid

	Ordinary shares of €0.07 each		Sterling deferred shares
Number of shares	A	B	of £1 each
At January 1, 2014	3,898,011,213	2,472,839,187	50,000
Scrip dividends	64,568,758	—	—
Repurchases of shares	(8,620,000)	(32,428,573)	—
At June 30, 2014	3,953,959,971	2,440,410,614	50,000

At January 1, 2013	3,772,388,687	2,617,715,189	50,000
Scrip dividends	49,223,025	—	—
Repurchases of shares	—	(72,247,018)	—
At June 30, 2013	3,821,611,712	2,545,468,171	50,000

Nominal value

	Ordinary shares of €0.07 each
$ million	A	B	Total
At January 1, 2014	333	209	542
Scrip dividends	6	—	6
Repurchases of shares	(1)	(3)	(4)
At June 30, 2014	338	206	544

At January 1, 2013	321	221	542
Scrip dividends	4	—	4
Repurchases of shares	—	(6)	(6)
At June 30, 2013	325	215	540

The total nominal value of sterling deferred shares is less than $1 million.

At Royal Dutch Shell plc’s Annual General Meeting on May 20, 2014, the Board was authorised to allot ordinary shares in Royal Dutch Shell plc, and to grant rights to subscribe for or to convert any security into ordinary shares in Royal Dutch Shell plc, up to an aggregate nominal amount of €147 million (representing 2,100 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 20, 2015, and the end of the Annual General Meeting to be held in 2015, unless previously renewed, revoked or varied by Royal Dutch Shell plc in a general meeting.

4.	Other reserves

$ million	Merger reserve[1]	Share premium reserve[1]	Capital redemption reserve[2]	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2014	3,411	154	75	1,871	(7,548)	(2,037)
Other comprehensive loss attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(920)	(920)
Scrip dividends	(6)	—	—	—	—	(6)
Repurchases of shares	—	—	4	—	—	4
Share-based compensation	—	—	—	(305)	—	(305)
At June 30, 2014	3,405	154	79	1,566	(8,468)	(3,264)

At January 1, 2013	3,423	154	63	2,028	(9,420)	(3,752)
Other comprehensive loss attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(575)	(575)
Scrip dividends	(4)	—	—	—	—	(4)
Repurchases of shares	—	—	6	—	—	6
Share-based compensation	—	—	—	(430)	—	(430)
At June 30, 2013	3,419	154	69	1,598	(9,995)	(4,755)

[1]	The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, plc, now The Shell Transport and Trading Company Limited, in 2005.
[2]	The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	18

5.	Derivative contracts

The table below provides the carrying amounts of derivatives contracts held, disclosed in accordance with IFRS 13 Fair Value Measurement.

$ million	Jun 30, 2014	Mar 31, 2014	Dec 31, 2013
Included within:

Trade and other receivables – non-current	1,587	1,761	1,772
Trade and other receivables – current	8,393	7,577	6,445

Trade and other payables – non-current	497	569	587
Trade and other payables – current	8,949	7,944	6,474

As disclosed in the Consolidated Financial Statements for the year ended December 31, 2013, presented in the Annual Report and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at June 30, 2014 are consistent with those used in the year ended December 31, 2013, and the carrying amounts of derivative contracts measured using predominantly unobservable inputs has not changed materially since that date.

The fair value of debt excluding finance lease liabilities at June 30, 2014, was $39,047 million (March 31, 2014: $39,967 million; December 31, 2013: $40,569 million). Fair value is determined from the prices quoted for those securities.

6.	Acquisition of Repsol LNG businesses

On January 1, 2014, Shell completed the acquisition from Repsol S.A. of its LNG operations located in Trinidad and Tobago and Peru and related shipping and marketing activities, as reported in the Annual Report and Form 20-F for the year ended December 31, 2013 (page 139).

Cash consideration was $4.1 billion, of which $3.4 billion was transferred on December 31, 2013 and $0.7 billion on January 2, 2014. After taking account of cash balances of $0.3 billion in the entities acquired, the impact on capital expenditure in the Condensed Consolidated Statement of Cash Flows was $3.4 billion and $0.4 billion in the fourth quarter 2013 and the first quarter 2014 respectively. The impact on net capital investment, which also reflected the inclusion of finance lease liabilities assumed on January 1, 2014, was $3.4 billion and $2.0 billion in the fourth quarter 2013 and the first quarter 2014 respectively.

The updated fair values of the net assets acquired at January 1, 2014 and the fair value of the consideration paid were as follows:

$ million
Fair value[1]
Net assets acquired:
Intangible assets	3,273
Property, plant and equipment	1,198
Joint ventures and associates	531
Cash and cash equivalents	329
Other assets	424
Debt	(1,601)
Other liabilities	(39)
Consideration paid	4,115

[1]	The determination of the fair values of the net assets acquired is provisional and will be subject to further review during the 12 months from the acquisition date.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	19

7.	Impacts of accounting for derivatives

In the ordinary course of business Shell enters into contracts to supply or purchase oil and gas products, and also enters into derivative contracts to mitigate resulting economic exposures (generally price exposure). Derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes are, by contrast, recognised when the transaction occurs (see also below); furthermore, inventory is carried at historical cost or net realisable value, whichever is lower.

As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period; or (b) the inventory is measured on a different basis.

In addition, certain UK gas contracts held by Upstream are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes.

The accounting impacts of the aforementioned are reported as identified items in this Report.

8.	Return on average capital employed

Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs and is a common measure of business performance. In this calculation, ROACE is defined as the sum of income for the current and previous three quarters, adjusted for after-tax interest expense, as a percentage of the average capital employed for the same period. Capital employed consists of total equity, current debt and non-current debt.

9.	Liquidity and capital resources

Second quarter net cash from operating activities was $8.6 billion compared with $12.4 billion for the same period last year.

Total current and non-current debt decreased to $44.1 billion at June 30, 2014 from $45.7 billion at March 31, 2014 while cash and cash equivalents increased to $15.4 billion at June 30, 2014 from $11.9 billion at March 31, 2014. No new debt was issued under the US shelf registration or under the euro medium-term note programme during the second quarter of 2014.

Net capital investment for the second quarter 2014 was $1.1 billion, of which $0.6 billion in Upstream and $0.5 billion in Downstream. Net capital investment for the same period of 2013 was $10.9 billion, of which $9.5 billion in Upstream, $1.3 billion in Downstream and $0.1 billion in Corporate.

Dividends of $0.47 per share are announced on July 31, 2014 in respect of the second quarter. These dividends are payable on September 25, 2014. In the case of B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report and Form 20-F for the year ended December 31, 2013 for additional information on the dividend access mechanism.

On May 22, 2014, Shell announced the cancellation of its Scrip Dividend Programme with effect from the second quarter 2014 interim dividend onwards.

Half year net cash from operating activities was $22.6 billion compared with $24.0 billion for the same period last year.

Total current and non-current debt decreased to $44.1 billion at June 30, 2014 from $44.6 billion at December 31, 2013 while cash and cash equivalents increased to $15.4 billion at June 30, 2014 from $9.7 billion at December 31, 2013. New debt was issued under the euro medium-term note programme during the first half 2014.

Net capital investment for the first half 2014 was $11.3 billion, of which $9.9 billion in Upstream, $1.3 billion in Downstream and $0.1 billion in Corporate. Net capital investment for the same period of 2013 was $19.1 billion, of which $16.9 billion in Upstream, $2.1 billion in Downstream and $0.1 billion in Corporate.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	20

PRINCIPAL RISKS AND UNCERTAINTIES

The principal risks and uncertainties affecting Shell are described in the Risk Factors section of the Annual Report and Form 20-F for the year ended December 31, 2013 (pages 11 to 14) and are summarised below. There are no material changes in those Risk Factors for the remaining 6 months of the financial year.

•	We are exposed to fluctuating prices of crude oil, natural gas, oil products and chemicals.

•	Our ability to achieve strategic objectives depends on how we react to competitive forces.

•	As our business model involves treasury and trading risks, we are affected by the global macroeconomic environment as well as financial and commodity market conditions.

•	Our future hydrocarbon production depends on the delivery of large and complex projects, as well as on our ability to replace proved oil and gas reserves.

•	An erosion of our business reputation would have a negative impact on our brand, our ability to secure new resources and our licence to operate.

•	Our future performance depends on the successful development and deployment of new technologies.

•	Rising climate change concerns could lead to additional regulatory measures that may result in project delays and higher costs.

•	The nature of our operations exposes us to a wide range of health, safety, security and environment risks.

•	Shell mainly self-insures its risk exposures.

•	A further erosion of the business and operating environment in Nigeria would adversely impact Shell.

•	We operate in more than 70 countries that have differing degrees of political, legal and fiscal stability. This exposes us to a wide range of political developments that could result in changes to laws and regulations. In addition, Shell and its joint ventures and associates face the risk of litigation and disputes worldwide.

•	Our operations expose us to social instability, civil unrest, terrorism, acts of war, piracy and government sanctions that could have an adverse impact on our business.

•	We rely heavily on information technology systems for our operations.

•	We have substantial pension commitments, whose funding is subject to capital market risks.

•	The estimation of proved oil and gas reserves involves subjective judgements based on available information and the application of complex rules, so subsequent downward adjustments are possible.

•	Many of our major projects and operations are conducted in joint arrangements or associates. This may reduce our degree of control, as well as our ability to identify and manage risks.

•	Violations of antitrust and competition law carry fines and expose us and/or our employees to criminal sanctions and civil suits.

•	Violations of anti-bribery and corruption law carry fines and expose us and/or our employees to criminal sanctions and civil suits.

•	Violations of data protection laws carry fines and expose us and/or our employees to criminal sanctions and civil suits.

•	The Company’s Articles of Association determine the jurisdiction for shareholder disputes. This might limit shareholder remedies.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	21

FIRST QUARTER 2014 PORTFOLIO DEVELOPMENTS

Upstream

In Brazil, Shell announced an agreement to sell a 23% interest in the Shell-operated deep-water project BC-10 to Qatar Petroleum International for a consideration of some $1 billion. Subject to regulatory approval, the transaction is expected to close in 2014.

In Brunei, final investment decision (“FID”) was taken on the Maharaja Lela South (“ML South”) development (Shell interest 35%). The development is expected to deliver peak production of 35 thousand barrels of oil equivalent per day (“boe/d”).

Shell successfully commenced export of its first crude from the Majnoon oil field in Iraq, where production exceeded the 175,000 barrels per day (b/d) First Commercial Production target which initiated the commencement of cost recovery.

In the United Kingdom, Shell entered into an agreement with the government to progress the Peterhead Carbon Capture and Storage (“CCS”) project to the next phase of front-end engineering and design (“FEED”). The project aims to capture and store 10 million tonnes of CO2 over 10 years. If successful, the project could represent the first industrial-scale application of CCS technology at a gas-fired power station anywhere in the world.

In the United States, Shell announced first production from the Mars B deep-water development (Shell interest 71.5%) in the Gulf of Mexico. The Olympus platform was completed and installed more than six months ahead of schedule, allowing for early production. Olympus is Shell’s seventh, and largest, floating deep-water platform in the Gulf of Mexico and extends the life of the overall Mars basin to around 2050. It is expected that the project will ramp up to a peak production of 100 thousand boe/d in 2016.

Also in the United States, Shell reached an agreement to sell its 50% interest in approximately 312,000 acres in the Niobrara and Sandwash basins for a consideration of some $90 million. Subject to regulatory approval, the deal is expected to close in May, 2014.

Shell commenced FEED on the Appomattox deep-water development project (Shell interest 80%) in the Gulf of Mexico, United States. Including the Vicksburg A discovery (Shell interest 75%), the resources associated with this development are estimated to be greater than 600 million barrels of oil equivalent (“boe”). The project is expected to deliver peak production of 150 thousand boe/d.

The Siakap North-Petai development (Shell interest 21%) offshore Malaysia commenced production. The development is expected to deliver peak production of around 30 thousand boe/d.

During the quarter, in Shell’s heartlands exploration programme, a Shell-operated oil discovery at the Limbayong prospect (Shell interest 35%) offshore Malaysia was announced. Shell participated in the non-operated Lympstone gas discovery (Shell interest 50%) offshore Australia, and in April in the Rosmari-1 discovery (Shell interest 85%) offshore Malaysia, adding new gas resources. In addition during the quarter, we had a successful appraisal of the Pegaga gas discovery (Shell interest 20%) offshore Malaysia.

Shell had continued success with near-field exploration discoveries in a number of countries.

As part of its global exploration programme, Shell added new acreage positions following successful bidding results in Namibia, Norway, and Russia.

Upstream divestment proceeds totalled some $0.3 billion for the first quarter 2014 and included among others proceeds from the completed sale of Shell’s interest in Mississippi Lime acreage in Kansas, United States.

In April, Shell approved to move into FEED for an LNG facility in Canada. The facility is expected to have capacity of approximately 12 million tonnes per annum (“mtpa”) with expansion potential to approximately 24 mtpa.

In Upstream Americas resources plays (shale oil and gas), insights from ongoing exploration and appraisal drilling results and production information, and Shell’s ongoing restructuring of this portfolio, could potentially lead to future asset sales and/or impairments.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	22

Downstream

In Australia, Shell announced a binding agreement to sell its Downstream businesses (excluding Aviation) to Vitol for a total transaction value of approximately $2.6 billion. The sale covers Shell’s Geelong Refinery and 870-site Retail business, along with its Bulk Fuels, Bitumen, Chemicals and part of its Lubricants businesses. It also includes a brand licence arrangement and an exclusive distributor arrangement in Australia for Shell Lubricants. The deal is subject to regulatory approvals and is expected to close in 2014.

In Italy, Shell reached an agreement with Kuwait Petroleum International for the sale of its Retail, Supply & Distribution Logistics and Aviation businesses. Under this agreement, Shell’s Retail network will be re-branded to Q8 in the country. The sale is subject to regulatory approvals and is expected to close in 2014.

Consistent with Shell’s strategic intent to concentrate its Downstream global footprint and businesses where it can be most competitive, Shell announced the intent to sell its Downstream Refining and Marketing businesses in Denmark.

Shell is also considering the sale of certain of its Marketing assets in Norway.

Downstream divestment proceeds totalled some $0.2 billion for the first quarter 2014 and included among others proceeds from the divestment of Shell’s 16.3% interest in Ceska Rafinerska in the Czech Republic.

FIRST QUARTER 2014 SUMMARY OF IDENTIFIED ITEMS

Earnings for the first quarter 2014 reflected the following items, which in aggregate amounted to a net charge of $2,862 million (compared with a net gain of $431 million in the first quarter 2013), as summarised in the table below:

•	Upstream earnings included a net charge of $283 million, mainly reflecting charges related to asset impairments of $168 million. Identified items also included net charges related to the fair value accounting of commodity derivatives and certain gas contracts, the impact of a reduction in the discount rate used for provisions, and divestments. Earnings for the first quarter 2013 included a net gain of $173 million.

•	Downstream earnings included a net charge of $2,580 million, including impairments of $2,284 million related to refineries in Asia and Europe. The refining-related impairments, equivalent to 14% of Shell’s refinery asset base, reflect the latest insight into margins based on feedstock supply and product demand outlook. This charge includes the write-off of the Bukom oil refinery, at Shell’s integrated refinery and chemicals facility in Singapore, and excludes the Bukom chemicals plant. The company has initiatives underway to improve the profitability of the integrated facilities at Bukom. Earnings for the first quarter 2013 included a net charge of $160 million.

•	Corporate and Non-controlling interest earnings included a net gain of $1 million. Earnings for the first quarter 2013 included a net gain of $418 million.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	23

RESPONSIBILITY STATEMENT

It is confirmed that to the best of our knowledge: (a) the Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union; (b) the interim management report includes a fair review of the information required by Disclosure and Transparency Rule (DTR) 4.2.7R (indication of important events during the first six months of the financial year, and their impact on the Condensed Consolidated Interim Financial Statements, and description of principal risks and uncertainties for the remaining six months of the financial year); and (c) the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties transactions and changes thereto).

The Directors of Royal Dutch Shell plc are as shown on pages 58-59 in the Annual Report and Form 20-F for the year ended December 31, 2013 except that Josef Ackermann stepped down as a Director on May 20, 2014, and Patricia A. Woertz was appointed a Director with effect from June 1, 2014.

On behalf of the Board

Ben van Beurden	Simon Henry

Chief Executive Officer	Chief Financial Officer

July 31, 2014	July 31, 2014

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	24

INDEPENDENT REVIEW REPORT TO ROYAL DUTCH SHELL PLC

REPORT ON THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Our conclusion

We have reviewed the Condensed Consolidated Interim Financial Statements, defined below, in the half-yearly financial report of Royal Dutch Shell plc for the six months ended June 30, 2014. Based on our review, nothing has come to our attention that causes us to believe that the Condensed Consolidated Interim Financial Statements are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority. This conclusion is to be read in the context of what we say in the remainder of this report.

What we have reviewed

The Condensed Consolidated Interim Financial Statements, which are prepared by Royal Dutch Shell plc, comprise:

•	the Consolidated Statement of Income and Consolidated Statement of Comprehensive Income for the six months ended June 30, 2014;

•	the Condensed Consolidated Balance Sheet as at June 30, 2014;

•	the Consolidated Statement of Changes in Equity and Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2014; and

•	the explanatory notes to the Condensed Consolidated Interim Financial Statements.

The annual financial statements of Royal Dutch Shell plc are prepared in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union. The Condensed Consolidated Interim Financial Statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

What a review of the Condensed Consolidated Financial Statements involves

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the Condensed Consolidated Interim Financial Statements.

RESPONSIBILITIES FOR THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AND THE REVIEW

Our responsibilities and those of the directors

The half-yearly financial report, including the Condensed Consolidated Interim Financial Statements, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority. Our responsibility is to express to the company a conclusion on the Condensed Consolidated Interim Financial Statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure and Transparency Rules of the Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP

Chartered Accountants

London

July 31, 2014

a)	The maintenance and integrity of the Royal Dutch Shell plc website (www.shell.com) are the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the Condensed Consolidated Interim Financial Statements since they were initially presented on the website.

b)	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	25

CAUTIONARY STATEMENT

All amounts shown throughout this Report are unaudited.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this document “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this document refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Companies over which Shell has joint control are generally referred to as “joint ventures” and companies over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this document, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2013 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this document and should be considered by the reader. Each forward-looking statement speaks only as of the date of this document, July 31, 2014. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.

We may have used certain terms, such as resources, in this document that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

July 31, 2014

The information in this Report reflects the unaudited consolidated financial position and results of Royal Dutch Shell plc. The information in this Report also represents Royal Dutch Shell plc’s half-yearly financial report for the purposes of the Disclosure and Transparency Rules of the UK Financial Conduct Authority. As such: (1) the interim management report can be found on pages 5 to 11 and 20 to 23; (2) the condensed set of financial statements on pages 12 to 19; and (3) the directors’ responsibility statement on page 24 and the auditors’ independent review on page 25. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.

Contacts:

– Investor Relations: International + 31 (0) 70 377 4540; North America +1 832 337 2034

– Media: International +44 (0) 207 934 5550; USA +1 713 241 4544

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	26